WENDY E. MILLER, ESQ. May 22 , 2008

H. Christopher Owings
Assistand Director .
Division of Corporation Finance
United States Securities and Exchange Commission
Re:	Recipe Kits, Inc. Registration Statement on Form SB-2 Filed January 30, 2008 File No. 333-148931

Dear Mr. Owings:

I have been retained as special counsel to the above referenced issuer in relation to the registration statement recently filed with the Commission. We have reviewed your comments as enumerated in your letter dated February 25, 2008. We have revised the issuer's filing as suggested in response to your comments. We are grateful for your assistance in facilitating our compliance with the applicable disclosure requirements and in enhancing the overall disclosure in our filing and likewise, we look forward to working with you in this process.

In this letter we have reiterated your initial comments for your convenience. Our responses follow each of your comments in boldface type. I have taken the liberty of emailing you this comment response letter along with a version of the registration statement highlighting the changes as amended in light of these comments. The material forwarded to you via FedEx includes this comment response letter, a printed version of the amended filling highlighting the changes and a "clean" version of the same document. Of course we have also responded and amended via Edgar®.

Should you have and questions or concerns, feel free to contact me directly. I may be reached at: (949) 400-8913.

Sincerely,

/s/ Wendy E. Miller, Esq.

Wendy E. Miller, Esq.

2549B Eastbluff Dr. #437, Newport Beach, CA 92660

Telephone: (702) 265-5680   Fax: (949) 625-8885

E-amil: wendymilleresq@gmail.com

United States Securities and Exchange Commission

05/22/2008

1. Please be advised that the Commission recently adopted amendments to the reporting obligations of small business issuers. The amendments created a new category of issuer defined as a "smaller reporting company," which generally includes any company with either less than $75 million in public float, or if public float cannot be calculated, less than $50 million in revenue for the last fiscal year. See SEC Release No. 33-8876 (December 19, 2007) available at www.sec.gov. As a result of the amendments and the creation of the "smaller reporting company," registration statements for small business issuers, including Form S13-2, have been removed as of February 4, 2008. Accordingly, any amendments to the Form SB-2 filed by you will need to be filed on Forms S-1 or S-3, as applicable. Until August 4, 2008, you may continue to present disclosure in the current SB-2 format or you may use the scaled disclosure requirements in Regulation S-K.

Noted.

2. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X. Please make consistent revisions to your Management's Discussion and Analysis as well.

The financial statements and related financial information have been updated in accordance with the requirements set forth in Rule 8-08 of Regulation S-X. Moreover, we have revised the Management's Discussion and Analysis accordingly (Pages 32, 37-48 of the amended document).

Cover page

3. It appears that you may be engaged in a delayed or continuous offering of the shares registered. If so, please include and check the box for offerings made under Rule 415 of Regulation C. Please see D.36. of our Rule 415 Publicly Available Telephone Interpretations located at Compliance and Disclosure Interpretations at www.sec.gov.

The SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (at D. RULE 415) reads: 36. Rule 415; Form SB-2 Form SB-2 is available for Rule 415 offerings. The omission of the Rule 415 box on the cover page of the form does not mean that Rule 415 is not available. Rather, the issuer should add a box to its form.

We have included and checked the box for offerings made under Rule 415 of Regulation C as you advised.

United States Securities and Exchange Commission

05/22/2008

Risk Factors, page 3

4. Section 27A(a)(1) of the Securities Act of 1933 and Section 21E(a)(1) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements only applies to statements made by issuers that, at the time the statement is made, are subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act. Therefore, the Litigation Reform Act's safe harbor does not apply to statements made in your registration statement. Please delete any references to the safe harbor.

We have deleted any references to the safe harbor. The paragraph now reads as follows (Page 3) :

FORWARD LOOKING STATEMENTS

PROSPECTIVE INVESTORS SHOULD UNDERSTAND THAT SEVERAL FACTORS GOVERN WHETHER ANY FORWARD-LOOKING STATEMENT CONTAINED HEREIN WILL, OR CAN BE, ACHIEVED. ANY ONE OF THOSE FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED HEREIN.

THESE FORWARD-LOOKING STATEMENTS INCLUDE PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS, INCLUDING PLANS AND OBJECTIVES RELATING TO THE PRODUCTS AND THE FUTURE ECONOMIC PERFORMANCE OF THE COMPANY. ASSUMPTIONS RELATING TO THE FOREGOING INVOLVE JUDGMENTS WITH RESPECT TO, AMONG OTHER THINGS, FUTURE ECONOMIC, COMPETITIVE AND MARKET CONDITIONS, FUTURE BUSINESS DECISIONS, AND THE TIME AND MONEY REQUIRED TO SUCCESSFULLY COMPLETE DEVELOPMENT PROJECTS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY, AND MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY. ALTHOUGH THE COMPANY BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE REASONABLE, ANY OF THOSE ASSUMPTIONS COULD PROVE INACCURATE AND, THEREFORE, THERE CAN BE NO ASSURANCE THAT THE RESULTS CONTEMPLATED IN ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN WILL BE REALIZED. BASED ON ACTUAL EXPERIENCE AND BUSINESS DEVELOPMENTS, THE IMPACT OF WHICH MAY CAUSE THE COMPANY TO ALTER ITS MARKETING, CAPITAL EXPENDITURE PLANS OR OTHER BUDGETS, WHICH MAY IN TURN AFFECT THE COMPANY'S RESULTS OF OPERATIONS IN LIGHT OF THE SIGNIFICANT UNCERTAINTIES INHERENT IN THE FORWARD-LOOKING STATEMENTS INCLUDED HEREIN. THE INCLUSION OF ANY SUCH STATEMENT SHOULD NOT BE REGARDED AS A REPRESENTATION BY THE COMPANY OR ANY OTHER PERSON THAT THE OBJECTIVES OR PLANS OF THE COMPANY WILL BE ACHIEVED.

5. You provide several risk factors relating to the competitive nature of your business on pages 5 and 6. These risks appear to be duplicative. Please revise.

We have deleted the duplicative or similar offending language

6. Please avoid boilerplate risks that could apply to any company. For example, the risk described under "Additional financing may be necessary" on page 4 could apply to any company, since all development stage companies need additional capital. If you wish to retain this risk factor, you must clearly explain how this specific risk applies to your company. Alternatively, delete this risk factor. Other examples of vague, boilerplate risks include those under the captions "We expect losses to continue in the future..." and "The Company's operating results may fluctuate significantly in the future" on page 5.

We have deleted the so-called boilerplate language at your request.

United States Securities and Exchange Commission

05/22/2008

Use of Proceeds page 13

7. We note that you present here the intended use of proceeds assuming the maximum number of shares being offered are sold. Please also provide one or two examples of the intended use of proceeds assuming an amount less than the maximum number of shares being offered are sold.

We have provided one more example of the intended use of proceeds assuming an amount less than the maximum number of shares being offered are sold, specifically fifty percent of the maximum offering proceeds (Page 14 of the amended document).

Plan of Distribution, page 18

8. We note that you are conducting both a primary and a secondary offering of securities. Please revise the registration statement to discuss your plan of distribution with respect to the securities you are offering in the primary offering, as this discussion appears to only discuss the plan of distribution as it relates to the secondary offering. Specifically, please address the fact that you do not plan to seek to sell a minimum number of securities as we note your risk factor disclosure in this regard. Please also address whether you plan to make this offering on a best efforts basis and tell us whom will offer shares of your stock. If you plan to self-underwrite this offering by selling the stock through members of management, please identify the members of management who will be offering the shares. Please note that if persons associated with the issuer participate in the sale of securities, they may be considered broker-dealers. Supplementally, please explain to us whether such members of management are registered broker-dealers under Section 15 of the Exchange Act. If not, please tell us whether they intend to rely on Rule 3a4-1 of the Exchange Act. Your response should include a supplemental analysis of the basis for such reliance. We refer you to Item 508 of Regulation S-K in this regard.

We have revised the disclosure document to include the following language (Pages 18-19 of the amended document).

PLAN OF DISTRIBUTION

This prospectus relates to the registration of a total 4,000,000 shares of common stock, of which 2,014,000 are on behalf of the selling stockholders. The Company is selling a total of 1,986,000 shares (the "Primary Offering").

With respect to the Primary Offering, this is a self underwritten, direct public offering of securities managed solely and exclusively by the issuer, that is our Company. We will not use broker/dealers or underwriters to facilitate our efforts in offering and selling our shares. Our officers and directors are acting in reliance of the safe harbor provided for by Rule 3a4-1 of the Exchange Act.

OUR OFFICERS AND DIRECTORS ARE NOT ENTITLED TO RECEIVE COMMISSIONS OR ANY OTHER REMUNERATION WITH RESPECT TO THEIR SELLING EFFORTS RELATED TO THIS OFFERING.

It is important that any prospective investor understand that we are not required to raise any minimum amount of proceeds. While we hope to raise as much as $198,600, we might not be successful. We may complete this offering, raising only a fraction of that amount.

We believe that we are entitled to rely on Rule 3a4-1. This reliance is based on the following three (3) factors:

1. Each of our officers and directors that may facilitate the offer and sale of the securities at issue:

United States Securities and Exchange Commission

05/22/2008

(a) Is not subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Act, at the time of his/her participation; and

(b) Is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

(c) Is not at the time of his or her participation an associated person of a broker or dealer.

2. Moreover, each of our officers and directors that may facilitate the offer and sale of the securities meets each of the following criteria:

(a) He or she primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and

(b) He or she was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

(c) He or she has not participated (and will not) in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)4(i) or (a)4(iii) of this section, except that for securities issued pursuant to rule 415 under the Securities Act of 1933, the 12 months shall begin with the last sale of any security included within one rule 415 registration.

3. Additionally, in most cases each of the officers and directors are likely to restrict his/her participation to any one or more of the following activities:

(a) Preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation he or she of a potential purchaser; Provided, however, that the content of such communication is approved by a partner, officer or director of the issuer;

(b) Responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; Provided, however, That the content of such responses are limited to information contained in a registration statement filed under the Securities Act of 1933 or other offering document; or

(c) Performing ministerial and clerical work involved in effecting any transaction.

There is no current market for our shares

There is currently no market for our shares. We cannot give you any assurance that the shares you purchase will ever have a market or that if a market for our shares ever develops, that you will be able to sell your shares. In addition, even if a public market for our shares develops, there is no assurance that a secondary public market will be sustained.

The shares you purchase are not traded or listed on any exchange. We intend to have our common stock quoted on the OTC Bulletin Board®. However, there is no assurance that we will be successful in finding a market maker who will be successful at having our shares quoted. Further, even assuming we do locate such a market maker, it could take several months before the market maker's listing application for our shares is approved.

The OTC Bulletin Board® is maintained by the National Association of Securities Dealers (the NASD, now known as the Financial Industry Regulatory Authority (FINRA)). The securities traded on the Bulletin Board are not listed or traded on the floor of an organized national or regional stock exchange. Instead, these securities transactions are conducted through a telephone and computer network connecting dealers in stocks. Over-the-counter stocks are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

Even if our shares are quoted on the OTC Bulletin Board®, a purchaser of our shares may not be able to resell the shares. Broker-dealers may be discouraged from effecting transactions in our shares because they will be considered penny stocks and will be subject to the penny stock rules. Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on FINRA brokers-dealers who make a market in a "penny stock." A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the

United States Securities and Exchange Commission

05/22/2008

purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market, assuming one develops.

The selling stockholders may sell some or all of their shares at a fixed price of $0.10 per share until our shares are quoted on the OTC Bulletin Board® and thereafter at prevailing market prices or privately negotiated prices. Sales by selling stockholders must be made at the fixed price of $0.10 until a market develops for the stock.

Up to 2,014,000 of the shares being offered for sale pursuant to this prospectus may be sold by the selling stockholders for their respective own accounts. Until such time, if ever, that the Shares are listed on the Over-the-Counter Bulletin Board® ("OTCBB®") or otherwise traded, the selling stockholders must offer the Shares under this Prospectus at a fixed initial offering price of $.10 per share. The initial offering price is based, in part, on the last private sale of the Company's Common Stock at $.05 per share and comparison by Management of similarly situated companies. Once the Shares are traded, then the selling stockholders may sell the Shares at the prevailing market price. The selling stockholders will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the Shares. The distribution of the Shares by the selling stockholders is not currently subject to any underwriting agreement. Each selling stockholder must use a broker-dealer which is registered in the state in which the selling stockholder seeks to sell their Shares. The Shares may be sold or transferred for value by the selling stockholders, in one or more transactions, in privately negotiated transactions or in a combination of such methods. Once a trading market is established from the shares, they may be sold or transferred at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The selling stockholders may effect such transactions by selling or transferring the Shares to or through brokers and/or dealers, and such brokers or dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers/transferees of the Shares for whom such brokers or dealers may act as agent. Such broker or dealer compensation may be less than or in excess of customary commissions. However, the maximum compensation to be received by any FINRA member or independent broker dealer will not be greater than ten (10%) percent of the gross proceeds of any sale. Any broker, dealer or affiliate of the Company that participates in the distribution of the shares may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares sold by them may be deemed to be underwriting discounts and commissions under the Securities Act and under the FINRA Corporate Financing Rules. If the Shares begin trading on a market, or upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a secondary distribution, or a purchase by a broker or dealer, a post-effective amendment will be filed, pursuant to Rule 424(b) under the Securities Act, disclosing:

  the trading market on which the Shares are being traded,
  the name of each of such selling stockholder and the participating brokers and/or dealers, the number of shares involved,
  the price at which such shares are being sold,
  the commissions paid or the discounts or concessions allowed to such brokers and/or dealers, where applicable, that such brokers and/or dealers did not conduct any investigation to verify the information set out or incorporated by reference in the prospectus, as supplemented, and other facts material to the transaction.

Any of the shares of our common stock being offered for sale pursuant to this prospectus that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. There can be no assurance that the selling stockholders will sell or transfer any of the Shares being offered pursuant to this prospectus.

United States Securities and Exchange Commission

05/22/2008

Description of Business, page 24
9. Please revise to disclose what aspects of your business plan you have implemented since your incorporation, as the discussion that appears here would appear to speak solely in terms of future plans, as opposed to historical operations. See Item 101(0(2) of Regulation S-K.

We have added the following language (Page 26 of the amended document).

We are a start-up company. We have not commenced substantive operations thus far and much of this discussion is prospective in nature, that is we describe our proposed business operations in detail. To be clear, at this point our business has been limited to the following efforts and activities: 1. We have formed and organized the company and implemented the corporate governance and oversight standards we believe are requisite to effectively operating our company. 2. We have researched and developed the business plan as described in detail herein. 3. We have developed and assembled a proof-of-concept sample product or kit containing all of the necessary ingredients packaged in accordance with our expectations and in a manner we believe may be commercially acceptable to retail clients. 4. We have identified specific recipes for meals or food items we believe are most likely to result in commercial and retail acceptance. 5. Researched, investigated and identified the sources and suppliers for the individual ingredients we anticipate shall be included in many of the individual recipe kits 6. Explored reasonably acceptable locations and facilities for purposes of packaging the food items and assembling the kits. 7. Researched and reviewed federal and state laws, rules and regulations pertaining to the packaging and sale of foodstuffs in a manner consistent with our proposed business and operations as a food processor.

10. Your disclosure does not does not provide meaningful disclosure about what it is you do and how you do it. See Item 101(a)(2) of Regulation S-K. As examples, please consider the following:

  How do you plan to decide what recipes to use for your prepackaged kits?
  What will your price point be?
  From what sources do you intend to obtain your raw materials and have you already established these relationships?
  You indicate to whom you plan to market your product, however, you do not indicate how you intend to implement your marketing efforts. Please explain.

  We have amended the filing so as to include the following material (Page 27 of the amended document).

  Principal Products and Market(s) We wish to provide fresh, healthy food items in kit form such that anyone might prepare a pleasant tasting visually appealing meal or dinner any time of day. Generally, health conscious, time-starved consumers might desire home-cooked meals and the joy of home cooking but for the time involved in aggregating essential items particularly when a given recipe might be unique or unusual. We intend to pre-package the requisite ingredients to unique, savory and interesting recipes and proffer these kits to a niche market including extended stay hotels and motels in and around vacation destinations in the Southwest. Initially, we will limit our operations to Southern California, particularly areas around Disneyland® and other areas we believe may have a high density of extended stay type accommodations. We are limited by state regulatory provisions such that we may only deliver our product(s) to locations within 30 minutes travel time from the location of preparation. The

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Disneyland® resort area concentrates approximately 2000 timeshare and extended stay room which include fully equipped kitchens. We have also considered Las Vegas, Nevada as a potential subsequent market for our products. We intend to proffer our customers consistent product quality and expeditious service.

For illustrative purposes, one such example of the recipe kits we intend to develop might include Chicken Parmesan. A customer ordering the 4 serving kit would receive a box containing individually vacuum-sealed bags containing: 1 egg ,1/2 cup Shredded Parmesan Cheese, 1/4 cup dry bread crumbs, 1 teaspoon Italian seasoning, 4 boneless, skinless chicken breast halves, 1/4 cup olive oil, 1/4 cup Shredded Mozzarella Cheese, 9 ounce linguine, 1 3/4 cups marinara sauce. Each bag will labeled in accordance with federal regulatory requirements. This label includes the following information:

1. identity of the food item e.g., linguine
2. quantity in both ounces and grams e.g., 9 oz, 255 grams
3. responsibility statement (Name and address of our company)

For any given recipe kit each separate bag would contain only the freshest and highest available quality produce, meats, dairy and seasoning ingredients. The ingredients provided for any given recipe kit would be pre-cut and pre-measured in accordance with the recipe's requirements. In addition, each kit would contain detailed instructions as to precisely how to prepare the recipe.

Initially we conducted informal survey(s) of friends, family, associates and acquaintances, we believe might be representative of our target customer. In so doing, we solicited suggestions for categories organized by regional cuisines, (Chinese, Thai, Italian, Vietnamese, so-called American comfort food, Mexican, etc.) We also reviewed popular cookbooks presently available for sale either at brick and mortar book stores or online at websites including amazon.com.

We looked for books that rank very high in popularity based on Amazon.com sales; Each holds a rating of at least 4.5 out of 5 stars after averaging the ratings from at least 6 reviewers. Some of the books we visited included the following:

  Essentials of Classic Italian Cooking
  Provides an updated combination of two best-selling cookbooks--The Classic Italian Cookbook and More Classic Italian Cooking--with thirty-five new recipes, revised cooking instructions, and new menus.
  The Way to Cook
  A cookbook which has sold half a million copies, written by Julia Child, blends classic techniques with free-style American cooking, emphasizing lightness, freshness and simpler preparations.
  Mollie Katzen's Vegetable Heaven
  This companion volume to the 26-part public television series which began airing in October 1997contains more than 200 recipes for delicious and surprising fare; illustrated with paintings, richly evocative of the pleasures of cooking and eating.
  The Wisdom of the Chinese Kitchen
  Classic Family Recipes for Celebration and Healing.
  The Asian Grocery Store Demystified
  Peppering her text with personal tales while unearthing gems of Asian food lore, the author clarifies the foodstuffs of every major Asian culture, including Chinese, Japanese, Laotian, Thai, Korean.
  Victory Garden Cookbook
  An incomparable variety of more than 800 enticing recipes, basic gardening information, shopping tips for Non-gardeners, preserving and serving hints in oversize format.
  The New Moosewood Cookbook
  Fifteenth-anniversary edition of a collection of healthful recipes. Features recipes that contain less fat and fewer dairy products and eggs.

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05/22/2008

Next we focused on recipes that share similar core ingredients so that we might efficiently allocate our procurement of ingredients by focusing a handful of common food items. We tried to balance the need from reasonable and economic ease of availability from know potential suppliers geographically proximate to us with our desire to proffer exciting and stimulating fresh new and popular flavors. Many of our initial choices centered on South-East Asian flavors. We like the use of fresh leaves and herbs, and sharp, sweet and salty complex though light sauces The rich and complex flavors of south-east Asian food and their perceived health benefits appealed to us. More importantly we believe that these recipes might appeal to our target customers as well. We intend to offer kits for two, 4, and six individuals. Our prices will range from between $12-$19 for the two serving kits and $30-$39 for the six serving kits. We expect to secure the raw materials used in our recipe kits primarily from vendors including:

  SYSCO, North America's leading foodservice marketer and distributor. They provide everything to prepare meals away from home and supply restaurants across the country.
  The Chefs Warehouse, a specialty food distributor.
  Local distributors of fresh fruits and vegetables.

We have not yet entered into any formal agreements with these suppliers.

Our marketing efforts will focus on extended stay hotels and motels located near and about Disneyland in Anaheim, California. We will focus on securing the right to stock rooms with pur marketing and promotional materials including a menu of our featured recipe kits. These accommodations typically include a kitchenette and kitchenware so that guests could prepare their own meals.

Executive Compensation, page 32

11. Please update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive compensation and related person disclosure. Refer to Securities Act Releases 8732A and 8765 and Question 7 of the "Executive Compensation and Related Person Disclosure Transition Questions and Answers" located at our web-site at www.sec.gov. We may have further comment upon reviewing your revised disclosure.

We have amended the filing to include the following revised language (Page 35 of the amended document).

The following tables set forth certain summary information concerning all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers and directors by any person for all services rendered in all capacities to the Company since inception until the date of this amended filing:

Name of Executive Officer and/or Director	Position	Salary	Bonus and Other Compensation	Securities Underlying Stock Options
Richard Cheang	President	None	None	None
Claudia Tatu	Secretary	None	None	None
Peter Pei Hwa Wang	Treasurer	None	None	None

a. Options Grants Since Inception Until The Date Of This Amended Filing

We do not currently have a stock option plan. No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

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05/22/2008

(b) Aggregated Options Exercises Since Inception Until The Date Of This Amended Filing
No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

(c) Long-Tem Incentive Plans and Awards
We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by any of the officers or directors or employees or consultants since we were founded.

(d) Compensation of Directors
The members of the Board of Directors are not compensated by us for acting as such. Directors are reimbursed for reasonable out-of-pocket expenses incurred. There are no arrangements pursuant to which directors are or will be compensated in the future for any services provided as a director.

(e) Employment Contracts, Termination of Employment, Change-in-Control Arrangements
There are no employment or other contracts or arrangements with our officer or director other than those disclosed in this registration statement. There are no compensation plans or arrangements, including payments to be made by Recipe Kits, with respect to the officers, directors, employees or consultants of Recipe Kits that would result from the resignation, retirement or any other termination of such directors, officers, employees or consultants. There are no arrangements for directors, officers or employees that would result from a change-in-control.

Signatures
12. Please ensure that you have executed the registration statement as of a current date. Your initial submission is dated as of January 28, 2007, as opposed to 2008.

This of course was due to an editing oversight. We apologize.

Exhibit 5.1
13. We note that your legality opinion indicates that the 4,000,000 shares registered under this registration statement "will be legally issued, fully paid and non-assessable. Considering 2,014,000 shares out of the 4,000,000 have already been issued, please revise your opinion to confirm that such shares have been legally issued, are fully paid and non-assessable.

The opinion letter has been revised accordingly.